SUN ENTERTAINMENT CORPORATION
                               3106 BELMONT BLVD.
                           NASHVILLE, TENNESSEE 37212
                       PHONE 615-385-1960 FAX 615-385-1964
       World-wide web http://www.sunrecco.co e-mail sunrreco@ix.netcom.com


                                            April 22, 1997

Mr. Joseph Venneri
President and CEO
Planet Entertainment Corporation
222 Highway 35
Middletown, NJ 07748

Dear Joe:

The Sun Entertainment Corporation master catalog contains many timeless hit recordings from the 50's and 60's as "Whole Lotta Shakin' Going On"/ Jerry Lee Lewis, "I walk The Line" Johnny Cash, "Blue Suede Shoes"/ Carl Perkins, "Chapel Of Love"/ The Dixie Cups, "The Boy From New York City"/ The Ad Libs and "Harper Valley P.T.A."/ Jeannie C. Riley. We license these recordings to many companies for use in movies, TV shows, commercials and special compilations.

We will agree to license master recordings from our catalog to Planet on a non-exclusive basis under terms and conditions that we normally license to other companies, i.e., a reasonable advance against royalties that will accrue on all tapes and CDs that are sold by Planet.

When you are ready to commence your operations and have a need for masters from our catalog, please submit in writing your requests from the masters you wish to license and we will promptly respond as to the terms we require.

We look forward to working with you.


                                                   Sincerely yours,

                                                   SUN ENTERTAINMENT CORPORATION

                                                   /s/ Shelby S. Singleton, Jr.
                                                   -----------------------------
                                                       Shelby S. Singleton, Jr.
                                                       President


                                   [SUN LOGO]